GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

November 3, 2010

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F St, N.E.
Washington, D.C. 20549-3628

Re:      Cedar Fair, L.P. (Commission File No. 001-09444)
           Amendment No. 1 to Preliminary Proxy Statement Filed October 14/15, 2010

Dear Ms. Duru:

As counsel for and on behalf of Q Funding III, L.P. and Q4 Funding, L.P. (collectively, "Q Investments"), with special counsel for Q Investments, Robin B. Perras of Kelly Hart & Hallman LLP, we hereby transmit for filing pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, Amendment No. 1 to the preliminary proxy statement and form of proxy proposed to be used by Q Investments in connection with a special meeting of unitholders of Cedar Fair, L.P. (the "Special Meeting Proxy Statement"). Amendment No. 1 to the Special Meeting Proxy Statement has been marked to show the changes from the preliminary proxy statement and form of proxy filed on October 14, 2010.

The following numbered paragraphs respond, in order, to the comments set forth in the Staff's comment letter dated October 28, 2010. In addition, we have repeated the Staff's comments in boldface type at the beginning of each response.

General

1. Please fill in all blanks in the proxy statement and include information as of the most reasonable practicable date. For example, continue to update the total amount and percentage of shares beneficially owned by the participants as of the most reasonable practicable date in accordance with Item 5(b)(iv) of Schedule 14A and disclose the information required by Item 1 of Schedule 14A.

Response:

As requested, we will fill in the blanks in the Special Meeting Proxy Statement as the relevant information becomes available and will include information as of the most reasonable practicable date. In particular, as requested, we will continue to update the total amount and percentage of units of the Company beneficially owned by the participants as of the most reasonable practicable date in accordance with Item 5(b)(iv) of Schedule 14A and will disclose the information required by Item 1 of Schedule 14A once it is available.

2. Please disclose the publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) where proxy materials are available. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Response:

As requested, disclosure has been added to the second page of the Special Meeting Proxy Statement to disclose the publicly-accessible Internet Web site where Q Investments' proxy materials are available. In addition, such disclosure has also been added to the proxy card.

3. We refer to Instruction 3 to Item 4 of Schedule 14A and the definition of "participant" therein. Please advise us of the consideration given to whether additional persons and/or affiliates, inclusive of control persons of Q Funding III, L.P. or Q4 Funding L.P., should be identified as "participants" in the current proxy solicitation.

Response:

As requested, we have considered whether additional persons and/or affiliates should be identified as participants in Q Investments' solicitation and confirm that we have, in fact, identified all the participants in Q Investments' solicitation.

Special Meeting of Unitholders

4. Rule 14a-4(c) sets forth the circumstances when persons other than the registrant as proxy holder may exercise discretionary authority with respect to matters not known within specified time limits before the meeting. On the form of proxy card, the participants appear to acknowledge such limitations. Disclosure in the fifth paragraph under this heading, however, states that proxies are being solicited to, inter alia, vote on "any such other business as may properly come before the Special Meeting..." Similarly broad disclosure is included in the third paragraph under "Effect of the Green Proxy Card." Please revise your disclosure throughout the proxy statement to comply with Rule 14a-4(c) and revise to indicate that proxies may only be voted at the discretion of the proxy holder on other matters that may properly come before the Special Meeting that were unknown to Q Investments a reasonable time before the meeting.

Response:

As requested, the referenced disclosure has been revised to clarify that proxies may only be voted at the discretion of the proxy holder on other matters that may properly come before the Special Meeting that were unknown to Q Investments a reasonable time before the solicitation. We note supplementally that, at this time, Q Investments knows of no other matters to be considered at the Special Meeting.

Reasons for the Solicitation

5. Wherever reference is made to the proposals, please include disclosure acknowledging the precatory, non-binding nature of the proposals and/or a cross reference to the more detailed disclosure regarding the effect of a majority vote that appears under the heading "Record Date, Quorum and Voting."

Response:

As requested, cross-references to the more detailed disclosure under the heading "The Special Meeting--Record Date, Quorum and Voting" regarding the effect of unitholder approval of the proposals have been added throughout the "Reasons for the Solicitation" section. These cross-references make clear that any amendments to the Partnership Agreement require the approval of the General Partner.

6. You disclose your opinion to fellow unitholders that the company's actions over the "past few years have led to the quandary we now find ourselves in..." Please provide further context to your statement by disclosing to fellow unitholders the duration of time that Q Investments has been an investor in the company.

Response:

The referenced disclosure has been revised to delete the references to "we" and "ourselves" so as to now read as follows: "Q Investments can only believe that the actions this Company has taken over the past few years have led to the quandary that investors now find themselves in."

7. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials which require supplemental support:

    the assertion that Six Flags is the company's closest competitor (emphasis added);

    statements regarding what Q Investments believes are unitholders' viewpoints with respect to the Company's failed Apollo transaction;

    statements regarding Mr. Kinzel's primary focus of paying down on debt; and,

    the implied assertions in statements made throughout that Mr. Kinzel lacks financial expertise.

Where the basis of support is other documents such as the reports, articles, conference call transcripts you cite to or opinions, if any, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Please mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Response:

We believe that we have qualified each statement or assertion of opinion or belief as such, as necessary. In addition, we are supplementally furnishing materials to the Staff in support of the opinions and beliefs stated or asserted under the heading "Reasons for the Solicitation," except, as noted by the Staff, to the extent that such opinions or beliefs are self-evident or otherwise disclosed in Q Investments' proxy materials. With respect to the Staff's request to support the claim that "Six Flags is the Company's closest competitor," the referenced disclosure has been revised to read as follows: "[s]ince then, unitholders can clearly see that the Company's equity price has underperformed that of Six Flags, Inc., the other publicly traded regional theme park operator." With respect to the Staff's request to support the implied assertions that Mr. Kinzel lacks financial expertise, disclosure has been added under the heading "Reasons for the Solicitation--Reasons to Vote in Favor of the Separation of Chairman and Chief Executive Officer Resolution" in which Mr. Kinzel is quoted as stating "I'm an operations person. I'm not really a finance person."

8. We refer to the statement made comparing the unit price performance of the company's units to that of Six Flags' share price performance from July 29, 2010 to October 13, 2010. Revise to provide further context to the statement by disclosing other contributing factors that may have impacted the comparative price performance differential. Further, revise to clarify what "many actions" Six Flags has taken that you believe contributed to the relatively better performance and how, if at all, such actions relate to the proposals you are presenting.

Response:

As requested, the disclosure under the heading "Reasons for the Solicitation" has been revised to clarify that Q Investments' belief that the markets do not agree with the Company's current strategy is based solely upon the referenced relative price performance. In addition, the sentence referencing the "many actions" taken by Six Flags has been deleted.

9. Please clarify further Q Investments' plans in the event the proposals are approved or disapproved. Disclose, for example, whether Q Investments has already identified candidates it believes are suitable to serve as Chairman of the Board and/or whether Q Investments plans on presenting any such persons for consideration for election to the Board in the event the proposal were to receive majority support by unitholders and be approved by the General Partner. Similarly, disclose whether Q Investments will present its proposals on the same matters at the next annual meeting if it fails to receive majority support for its proposals.

Response:

As requested, disclosure has been added to the end of the "Reasons for the Solicitation" section clarifying that Q Investments currently has no plans in the event that its proposals are approved or disapproved. The added disclosure also makes clear that Q Investments is reserving its rights with respect to any actions that it may determine to take in light of future developments including, without limitation, initiatives involving the nomination of directors to the Board or the presentation of these or other proposals for consideration by the Company's unitholders.

10. Please disclose what Q Investments believes is a "meaningful" distribution in terms of dollar amounts per year. We note for example, reference to a $1.00 distribution amount in subsequent disclosure in the proxy statement. If Q Investments considers a range of amounts to be "meaningful", please revise to so state. Please provide further explanation of why Q Investments believes such an amount is feasible economically and operationally for the Company. Your discussion should specifically address why Q Investments believes the strategy of paying out higher distributions is preferable to what is allegedly the company's primary goal of paying down debt.

Response:

As requested, disclosure has been added under the heading "Reasons for the Solicitation--Reasons to Vote in Favor of the Distribution Resolution" to clarify that Q Investments believes that a distribution of $1.00 or more per Unit is a "meaningful" distribution. In addition, disclosure has been added to further explain why Q Investments believes that (i) a $1.00 per Unit distribution is feasible economically and operationally for the Company and (ii) a strategy of paying out higher distributions is preferable to the Company's primary goal of paying down debt.

11. Clarify the link between disclosure in the paragraph "Disrespecting Unitholders" and your proposal to separate the roles of Chairman and CEO.

Response:

As requested, disclosure has been added under the heading "Reasons for the Solicitation--Reasons to Vote in Favor of the Separation of Chairman and Chief Executive Officer Resolution" clarifying Q Investments' belief that the referenced disclosure serves as another example that the Company could benefit from the additional perspective of an independent Chairman of the Board.

Reasons to Vote in Favor of the Distribution Resolution

12. It is not apparent that the graphical data presented proves the filing persons' implied assertion that there is a correlation between a high distribution rate and higher unit prices. In fact, it appears that during many years in which the distribution rate was kept at $1.90, the unit price fluctuated significantly and included significant declines in unit price despite a uniformly high distribution rate. Please revise or advise.

Response:

As requested, the disclosure under the heading "Reasons for the Solicitation--Reasons to Vote in Favor of the Distribution Resolution" has been substantially revised. Such disclosure now specifically references negative events and their direct impact on the Unit price.

The Special Meeting

13. Please update your disclosure to disclose any steps you have taken to comply with the Partnership Agreement and/or any state law provisions that you believe permit you to call the special meeting and disclose whether you believe you are in compliance with such provisions.

Response:

As requested, disclosure has been added under the heading "The Special Meeting--Record Date, Quorum and Voting" to clarify (i) the steps (if any) taken by Q Investments to call the Special Meeting, (ii) the current status of such process, (iii) that Q Investments believes that it is in compliance with all relevant provisions of the Partnership Agreement relating to the call of special meetings of unitholders and (iv) that, as of the date of this Amendment No. 1 to the Special Meeting Proxy Statement, a valid demand for the Special Meeting has not yet been submitted by Q Investments. We note supplementally that Q Investments has obtained from the record holder of its units, Cede & Co., a signed special meeting call letter that Q Investments is prepared to deliver to the Company once the Staff's comments have been resolved.

The Solicitation

14. It appears that you intend to solicit proxies via mail, advertisement, telephone, electronic mail, or in person. It appears that you also intend to solicit via the Internet. Please clarify. Further, please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response:

We hereby clarify that Q Investments intends to solicit proxies solely by mail, advertisement, telephone, electronic mail and in person and has no intention whatsoever to solicit proxies by means of the Internet. We note supplementally that Q Investments does, however, intend to offer certain unitholders of the Company the option of submitting a proxy by the Internet. In addition, we confirm supplementally our understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed with the Commission under the cover of Schedule 14A on the date of first use.

Furthermore, on behalf of the participants, we hereby confirm their acknowledgement of the following:

    the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Q Investments intends to release copies of the Special Meeting Proxy Statement and form of proxy in definitive form at the earliest practicable time and, in any event, at least 30 days before the date of the special meeting of unitholders of Cedar Fair, L.P.

Should you have any questions regarding this filing, please contact the undersigned at (202) 887-3646.

Very truly yours,

/s/ Brian J. Lane
Brian J. Lane

cc: Robin B. Perras, Kelly Hart & Hallman LLP